AMENDMENT NO. 1
TO INVESTMENT SUB-ADVISORY AGREEMENT

Amendment No. 1 to the INVESTMENT SUB-ADVISORY AGREEMENT dated as of March 6, 2015, by and between the Sub-Adviser and the Adviser (the "Agreement") hereby amends the Agreement as follows, effective May 18, 2016. Words and expressions defined in the Agreement shall bear the same meaning herein, unless the context requires otherwise.

Pursuant to Section 12 of the Agreement, and notwithstanding Section 22 of the Agreement we hereby agree that the following clause shall be added as the penultimate sentence in the last paragraph of Section 5 of the Agreement.

Additionally (but without prejudice to the provisions of Section 8 of the Agreement), the Sub-Adviser agrees that the Sub-Adviser shall be responsible for reasonable expenses incurred by the Fund or Adviser in responding to a legal, administrative, judicial or regulatory action, claim, or suit involving the Sub-Adviser to which neither the Fund nor the Adviser is a party, provided that the Fund, or as the case may be, the Adviser shall promptly notify the Sub-Adviser of any such action, claim or suit and allows the Sub-Adviser to address such action, claim or suit prior to any action being initiated.

Except as modified herein, all terms and conditions of the Agreement remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to the Agreement to be duly executed by their duly authorized officers, all on the day and year first set forth above.

OLIVE STREET INVESTMENT ADVISERS, LLC
(the Adviser)

By: /s/ William Fiala
Name:           William Fiala
Title:             Vice President

EDINBURGH PARTNERS LIMITED
(the Sub-Adviser)

By: /s/ Dr. Sandy Nairn
Name:           Dr. Sandy Nairn
Title:             Director